                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        Western Pacific Airlines, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 000959080102
                     -----------------------------------
                                (CUSIP Number)

                     Wilson Chu, Haynes and Boone, L.L.P.
           3100 NationsBank Plaza, Dallas, TX 75202, (214) 651-5088
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              November 11, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 000959080102                                     PAGE  2 OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      GFI Company
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,225,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,225,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,662,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      12.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 00959080102                                      PAGE 3  OF 13 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Edward L. Gaylord
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      PF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      N/A
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                      467,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                    0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                      467,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                      0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      2,140,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      16.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Western Pacific Airlines, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2864 South Circle Drive, Suite 1100, Colorado Springs, Colorado 80906.

Item 2.  Identity and Background.

         This statement is filed by GFI Company, a Nevada corporation ("GFI"), and Edward L. Gaylord. GFI and Mr. Gaylord hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

         The principal business of GFI is investing. The executive officers and directors of GFI are as follows: Edward L. Gaylord, E. K. Gaylord II and
David C. Story (collectively, the "GFI Officers").   The address of the
principal business and offices of GFI is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109.

         The Oklahoma Publishing Company, a Delaware corporation ("OPUBCO"), is the controlling stockholder of GFI. The principal business of OPUBCO is publishing The Oklahoman, a daily newspaper. The executive officers and directors of OPUBCO are as follows: Edward L. Gaylord, E. K. Gaylord II, Thelma Gaylord, Christine Gaylord Everest, Edmund O. Martin, Edith Gaylord Harper, David C. Story, Clayton I. Bennett, Stephen Bartolin, Jr. and Martin C. Dickinson (collectively, the "OPUBCO Officers"). The address of the principal business and offices of OPUBCO is 9000 North Broadway, Oklahoma City, Oklahoma 73114.

         The trustees of the voting trust created pursuant to the Agreement dated as of October 3, 1990, as amended (the "Voting Trust"), are collectively the controlling stockholder of OPUBCO. The trustees of the Voting Trust are as follows: Edward L. Gaylord, Edith Gaylord Harper, Christine Gaylord Everest, E.
K. Gaylord II and Martin C. Dickinson (collectively, the "Trustees"). The principal business of the Voting Trust is voting securities in OPUBCO and Gaylord Entertainment Company held by the Voting Trust. The address of the principal business and offices of the Voting Trust is 9000 North Broadway, Oklahoma City, Oklahoma 73114.

         Each of the GFI Officers, OPUBCO Officers and the Trustees is a U.S. citizen. Edward L. Gaylord is principally employed as Chairman and Chief Executive Officer of OPUBCO and as Chairman of Gaylord Entertainment Company, a diversified entertainment company whose principal address is One Gaylord Drive, Nashville, Tennessee 37215. E. K. Gaylord II is principally employed as President of OPUBCO and as Vice Chairman of Gaylord Entertainment Company. Thelma Gaylord is retired. Christine Gaylord Everest is principally employed as a Vice President of OPUBCO. Edmund O. Martin is principally employed as a Vice President of OPUBCO. Edith Gaylord Harper is principally employed as Secretary Emerita of OPUBCO. David C. Story is principally employed as Secretary and Treasurer of OPUBCO. Clayton I. Bennett is principally employed as Assistant Secretary of OPUBCO. Stephen Bartolin, Jr. is principally employed as President of the Broadmoor Hotel, Inc., a company that is engaged in the business of operating a resort hotel and whose





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principal address is P.O. Box 1439, Colorado Springs, Colorado 80901.  Martin
C. Dickinson is principally employed as an officer of Scripps Bank, a bank whose principal address is 7817 Ivanhoe, LaJolla, California 92037.

         The principal business address of Edward L. Gaylord, E. K. Gaylord II, Thelma Gaylord, Christine Gaylord Everest, Edmund O. Martin, Edith Gaylord Harper, David C. Story and Clayton I. Bennett is 9000 North Broadway, Oklahoma City, Oklahoma 73114. The principal business address of Stephen Bartolin, Jr. is P.O. Box 1439, Colorado Springs, Colorado 80901. The principal business address of Martin C. Dickinson is 7817 Ivanhoe, LaJolla, California 92037.

         GFI, each of the GFI Officers, OPUBCO, each of the OPUBCO Officers, the Voting Trust, and each of the Trustees are herein referred to as "Control Persons." To the best knowledge of GFI and Edward L. Gaylord, no Control Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). To the best knowledge of GFI and Edward L. Gaylord, no Control Person has, during the last five years, been a party to a court proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Each of the persons named in this Schedule 13D purchased the shares of Common Stock held of record by it with cash on hand.

         GFI purchased 250,000 shares of Common Stock for a purchase price of $500,000. GFI purchased 625,000 shares of Common Stock for a purchase price of $2,500,000. GFI purchased 50,000 shares of Common Stock for a purchase price of $950,000. GFI purchased 300,000 shares of Common Stock for a purchase price of $2,100,000. The Broadmoor Hotel, Inc., a wholly owned subsidiary of GFI, purchased 125,000 shares of Common Stock for a purchase price of $250,000. The Broadmoor Hotel, Inc. purchased 312,500 shares of Common Stock for a purchase price of $1,250,000.

         Edward L. Gaylord purchased 125,000 shares of Common Stock for a purchase price of $250,000. Mr. Gaylord purchased 312,500 shares of Common Stock for a purchase price of $1,250,000. Mr. Gaylord purchased 20,000 shares of Common Stock for a purchase price of $380,000. Mr. Gaylord purchased 5,000 shares of Common Stock for a purchase price of $80,587. Mr. Gaylord purchased 100 shares of Common Stock for a purchase price of $1,331. Mr. Gaylord purchased 4,900 shares of Common Stock for a purchase price of $64,231. Mr. Gaylord's spouse purchased 10,000 shares of Common Stock for a purchase price of $190,000.

         Christine Gaylord Everest purchased 15,000 shares of Common Stock for a purchase price of $90,000. Christine Gaylord Everest purchased 2,000 shares of Common Stock for a purchase price of $38,000. Christine Gaylord Everest's spouse purchased 15,000 shares of Common Stock for a purchase price of $90,000. Christine Gaylord Everest's spouse purchased 2,000 shares of Common Stock for a purchase price of $38,000.





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         E. K. Gaylord II purchased 5,000 shares of Common Stock for a purchase price of $95,000. E. K. Gaylord II purchased 950 shares of Common Stock for a purchase price of $13,824. E. K. Gaylord II purchased 4,050 shares of Common Stock for a purchase price of $54,194. E. K. Gaylord II purchased 5,000 shares
of Common Stock for a purchase price of $58,005.    E. K. Gaylord II purchased
3,000 shares of Common Stock for a purchase price of $27,545. The spouse of E.
K. Gaylord II purchased 5,000 shares of Common Stock for a purchase price of $95,000.

         David C. Story purchased 1,000 shares of Common Stock for a purchase price of $19,000. Martin C. Dickinson, as trustee, purchased 20,000 shares of Common Stock for a purchase price of $120,000. Clayton I. Bennett has the right to acquire 10,000 shares of Common Stock for a purchase price of $6.00 per share pursuant to a stock option granted by the Company. Mr. Bennett's spouse purchased 5,000 shares of Common Stock for a purchase price of $95,000.

Item 4.  Purpose of the Transaction.

         The persons named in this Schedule 13D acquired the shares of Common Stock for investment purposes. Except as described herein, no Control Person has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

         Clayton I. Bennett and Glenn M. Stinchcomb, each of whom was elected to the Board of Directors of the Company as a nominee of GFI, the Broadmoor Hotel, Inc., and Edward L. Gaylord and are currently directors of the Company, participated in the Board of Directors' determination to seek a new president and chief executive officer of the Company. This development is described in more detail in the Company's press release dated November 15, 1996, filed herewith and incorporated herein by reference.

         The Control Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their general investment policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) GFI owns of record 1,225,000 shares of Common Stock. GFI may be deemed to be the beneficial owner of an aggregate of 1,662,500 shares of Common Stock of the Company (which is approximately 12.5% of the shares of Common Stock outstanding on August 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission). The 1,662,500 shares of Common Stock include 437,500 shares of Common Stock owned of record by the Broadmoor Hotel, Inc., a wholly-owned subsidiary of GFI. GFI may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Broadmoor Hotel, Inc. GFI disclaims beneficial ownership of shares of Common Stock not owned of record by GFI.

         Edward L. Gaylord owns of record 467,500 shares of Common Stock. Edward L. Gaylord may be deemed to be the beneficial owner of an aggregate of 2,140,000 shares of





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
Common Stock of the Company (which is approximately 16.0% of the shares outstanding on August 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission). The 2,140,000 shares include 10,000 shares of Common Stock owned of record by Mr. Gaylord's spouse, 437,500 shares of Common Stock owned or record by the Broadmoor Hotel, Inc., and 1,225,000 shares of Common Stock owned of record by GFI. Mr. Gaylord may be deemed to beneficially own shares of Common Stock owned of record by his spouse. In addition, Mr. Gaylord, individually and through certain trusts, may be deemed a controlling person of GFI. As a result, Mr. Gaylord may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Broadmoor Hotel, Inc. and GFI. Mr. Gaylord disclaims beneficial ownership of shares of Common Stock not owned of record by him.

         Christine Gaylord Everest owns of record 17,000 shares of Common Stock. Ms. Everest may be deemed to be the beneficial owner of an aggregate of 34,000 shares of Common Stock of the Company (which is approximately 0.3% of the shares outstanding on August 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission). The 34,000 shares include 17,000 shares of Common Stock owned of record by Ms. Everest's spouse. Ms. Everest disclaims beneficial ownership of shares of Common Stock not owned of record by her.

         E. K. Gaylord II owns of record 18,000 shares of Common Stock. Mr. Gaylord may be deemed to be the beneficial owner of an aggregate of 23,000 shares of Common Stock of the Company (which is approximately 0.2% of the shares outstanding on August 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission). The 23,000 shares include 5,000 shares of Common Stock owned of record by Mr. Gaylord's spouse. Mr. Gaylord disclaims beneficial ownership of shares of Common Stock not owned of record by him.

         David C. Story owns of record 1,000 shares of Common Stock (which is approximately 0.08% of the shares outstanding on August 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission).

         Martin C. Dickinson, as trustee, owns of record 20,000 shares of Common Stock (which is approximately 0.2% of the shares outstanding on August 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission).

         Clayton I. Bennett may be deemed to be the beneficial owner of 15,000 shares of Common Stock (which is approximately 0.1% of the shares outstanding on August 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Securities and Exchange Commission). Mr. Bennett has the right to acquire 10,000 shares of Common Stock pursuant to a stock option granted by the Company. The 15,000 shares include 5,000 shares of Common Stock owned of record by Mr. Bennett's spouse. Mr. Bennett disclaims beneficial ownership of shares of Common Stock not owned of record by him.





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         The persons named in this Item 5 hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

         Except as set forth herein, no Control Person beneficially owns any shares of Common Stock.

         (b) GFI has sole voting power and sole dispositive power with respect to 1,225,000 of the shares of Common Stock it beneficially owns.
Edward L. Gaylord has the sole voting power and sole dispositive power with respect to 467,500 of the shares of Common Stock he beneficially owns. Christine Gaylord Everest has sole voting and sole dispositive power with respect to 17,000 shares of Common Stock. E. K. Gaylord II has sole voting sole dispositive power with respect to 18,000 shares of Common Stock. David C. Story has sole voting and sole dispositive power with respect to 1,000 shares of Common Stock. Martin C. Dickinson, as trustee, has shared voting and shared dispositive power with respect to 20,000 shares of Common Stock.

         (c) The only transactions in the shares of Common Stock by GFI during the past 60 days are the acquisition of 300,000 shares of Common Stock on November 11, 1996 for a purchase price of $7.00 per share pursuant to a private transaction. The acquisition of such shares by GFI was effected as a privately negotiated transaction.

         (d) GFI has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 1,225,000 shares of Common Stock owned of record by GFI. The Broadmoor Hotel, Inc. has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 437,500 shares of Common Stock owned of record by it. Edward L. Gaylord has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 467,500 shares of Common Stock, and his spouse has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 10,000 shares of Common Stock.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Attached hereto as Exhibit 7.1 and incorporated herein by reference is a copy of the Joint Filing Agreement.

Item 7.  Material to be Filed as Exhibits.

         7.1     Joint Filing Agreement.

         7.2     Press Release dated November 15, 1996.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 22, 1996                 GFI COMPANY



                                        By: /s/ Edward L. Gaylord
                                            ---------------------------------
                                        Name: Edward L. Gaylord
                                        Title: President





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
                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 22, 1996

                                            /s/ Edward L. Gaylord
                                            ----------------------------------
                                                    Edward L. Gaylord





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